Marriott International, Inc.

10400 Fernwood Road

Bethesda, Maryland 20817

(301) 380-3000

December 7, 2016

Via EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Brian Hough

Re:	Marriott International, Inc.
Registration Statement on Form S-4 (File No. 333-214693)

Dear Mr. Hough:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the registrant Marriott International, Inc. (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”), so as to become effective at 4:00 p.m. Eastern time on Friday, December 9, 2016 or as soon as possible thereafter.

Please do not hesitate to contact Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 or Eric M. Scarazzo of Gibson, Dunn & Crutcher LLP at (212) 351-2389, with any questions or comments with respect to this letter.

Sincerely,

MARRIOTT INTERNATIONAL, INC.

By:	/s/ Ward R. Cooper
Name:	Ward R. Cooper
Title:	Vice President and Assistant
General Counsel

cc:	Andrew L. Fabens, Esq., Gibson, Dunn & Crutcher LLP
Eric M. Scarazzo, Esq., Gibson, Dunn & Crutcher LLP